EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that each of them is individually eligible to use the SCHEDULE 13G to which this Exhibit 1 is attached, and such SCHEDULE 13G is filed on behalf of each of them; and each of them is responsible for the timely filing of such SCHEDULE 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Maple Rock Capital Partners Inc.
Signature:	/s/ Stephen D. Lane
Name/Title:	Stephen D. Lane, Chief Financial Officer
Date:	08/28/2025

Xavier Majic
Signature:	/s/ Xavier Majic
Name/Title:	Xavier Majic
Date:	08/28/2025